ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com



11 September 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA



SUPPL

Dear Ladies and Gentlemen

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours



Andrew Geddes
Investor & Media Relations Manager

encl

dw 9/19

ventracor

asx announcement

## CE Mark Clinical Trial Results Released at European Launch of VentrAssist

- Bridge to Transplant (BTT) Trial results: 83% success to end-point
- 33.3+ years of accumulated experience
- Longest duration of 977 days continual support.
- Age range of patients 10 to 75 years
- No deaths related to device malfunction in CE Mark Trial.

**SYDNEY, Australia, 11 September 2006**: The clinical results of the VentrAssist CE Mark Bridge Trial were presented at the European Association of Cardiothoracic Surgeons (EACTS) in Sweden today.

The primary clinical end-point of the CE Mark Bridge Trial was cardiac transplant or continued transplant eligible at 154 days after a VentrAssist implant.

The VentrAssist showed 83% success rate in the trial which is significantly better than the earlier published results of first generation devices, reported to be 65%. The adverse event rate was in line with expectations.

Ventracor Chief Executive Officer Peter Crosby said: "We are very pleased about these results, and hope to start selling the VentrAssist in Europe with a CE Mark in early 2007."

"We believe that these results and more than 33 years of cumulative patient support and clinical experience will help us secure a major position in the global LVAD market.

"Heart surgeons and cardiologists from around the world who attended the European Association of Cardiothoracic Surgeons (EACTS) in Sweden this weekend were very excited about these results," Mr Crosby said.

The purpose of Ventracor's CE Mark Trial was to establish clinical performance of the VentrAssist for use in patients with end-stage heart failure requiring circulatory support as a bridge-to-heart transplantation.

The clinical results are the subject of a major report which is expected to be submitted soon as the next step to obtain CE Mark approval.

"We recognize wide market acceptance needs more than regulatory approval, and we have started the Baseline Results and Cost Effectiveness (BRACE) Study in Europe.

"We anticipate the results of the BRACE Study will reinforce the results of the CE Mark Trial, and provide a strong platform of evidence for future marketing.

83 percent bridge-to-transplant CE Mark trial success


Trial survival post implant
End of study 154 days
Database lock
83%
83%
Awaiting transplant
43%
43%
40%
40%
Transplant
Proportion of patients
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
3
6
9
12
15
18
21
24
27
Weeks post implant

Australasian, European bridge-to-transplant CE Mark Trial Results

**About VentrAssist**

VentrAssist is a third generation centrifugal implantable blood pump designed for long-term use in patients with advanced heart failure. It is primarily designed as therapy for patients who are not eligible for a heart transplant, as well as for use as a bridge-to-transplant and as a potential bridge-to-recovery. The VentrAssist has a high output and inherent flow regulation that mimics normal physiology. The device has been designed so patients require minimal anticoagulation. The blood pump has no wearing parts.

**About Ventracor**

Ventracor is a global medical device company which has developed a blood pump, the VentrAssist left ventricular assist device (LVAD) for patients with heart failure.

*Further information, visit www.ventracor.com or contact:*

*Andrew Geddes*
*Manager, Investor Relations*
*Ventracor Limited*
*+ 61 2 9406 3086*